U.S. Securities and Exchange Commission

                     Washington, D.C. 20549

                          Form 10 - SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                   FOR SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         NEMO ENTERPRISES, INC.
            (Name of Small Business Issuer in its Charter)

        Colorado                               98 - 0219157
      (State or other jurisdiction of      (IRS Employer ID
       incorporation or organization)         Number)

  404 Scott Point Drive, Salt Spring Island, BC V8K 2R2 Canada
         (Address of Principal Executive Offices)(Zip Code)

                Issuer's Telephone Number: (250) 537-5732

   Securities to be Registered under Section 12(b) of the Act:

   Title of each class              Name of each exchange on
     to be so registered.      which Each class is to be registered

                              Not Applicable


   Securities to be registered under Section 12(g) of the Act:

                          Common Stock

                        (Title of Class)









PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

              General

Nemo Enterprise was incorporated under the laws of the State of Colorado on March 13, 1999, and is in the early developmental and promotional stages. To date Nemo Enterprises, Inc. only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

The Company=s business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity.

The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings. At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition.

Nemo Enterprises, Inc. officer and director has a number of contacts within the field of corporate finance. As a result, she has had preliminary contacts with representatives of numerous companies concerning the general possibility of a merger or acquisition by a public shell company. However, none of these preliminary contacts or discussions involved the possibility of a merger or acquisition transaction with the Company.

It is anticipated that Nemo Enterprises, Inc. officer and director will contact broker/dealers and other persons with whom she is acquainted who are involved in corporate finance matters to advise them of Nemo Enterprises, Inc. existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

Nemo Enterprises, Inc. search will be directed toward small and medium-sized enterprises. These enterprises will have a desire to become public corporations and which are able to satisfy presently or in the near future, satisfy, the minimum asset requirements in order to qualify shares for trading on the NASD Bulletin Board quotation service, NASDAQ or a stock exchange (See Investigation and Selection of Business Opportunities"). Nemo Enterprises, Inc. anticipates that the business opportunities presented to it will:

     (i) be recently organized with no operating history or a history of losses attributable to under-capitalization or other factors;
     (ii) be experiencing financial or operating difficulties; (iii} be in need of funds to develop a new product or service or to expand into a new market;
     (iv) be relying upon an untested product or marketing concept; or
     (v) have a combination of the characteristics mentioned in
     (i)through(iv).

The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued. Given the above factors, investors should expect that any acquisition candidate may have a history of losses or low profitability. Nemo Enterprises, Inc. does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its
limited resources.   This  includes  industries  such  as
service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. Nemo Enterprises, Inc. discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into Nemo Enterprises, Inc., is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of Nemo Enterprises, Inc. would be issued by Nemo Enterprises, Inc. or purchased from the current principal shareholders by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. In Nemo Enterprises, Inc.'s judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933.

The sale of a controlling interest by certain principal shareholders of Nemo Enterprises, Inc. could occur at a time when the other shareholders of Nemo Enterprises, Inc. remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current sole officer and director of Nemo Enterprises, Inc. may resign her management positions with Nemo Enterprises, Inc. in connection with its acquisition of a business opportunity.
See "Form of Acquisition," below, and "Risk Factors@ - A Nemo Enterprises, Inc. - lack of Continuity in Management." In the event of such a resignation, current management would not have any control over the conduct of business following Nemo Enterprises, Inc.'s combination with a business opportunity.

It is anticipated that business opportunities will come to Nemo Enterprises, Inc.'s attention from various sources, including its officer and director, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. Nemo Enterprises, Inc. has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for Nemo Enterprises, Inc.
Nemo Enterprises, Inc. does not foresee that it would enter into a merger or acquisition transaction with any business with which its sole officer or director is currently affiliated. Should Nemo Enterprises, Inc. determine in the future, contrary to foregoing expectations, that a transaction with an affiliate would be in its best interests of its stockholders, Nemo Enterprises, Inc. is in general permitted by Colorado law to enter into such a transaction if:

     1. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

     2. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

     3.        The contract or transaction is fair as to Nemo
          Enterprises, Inc. as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit Nemo Enterprises, Inc. will derive from becoming a publicly held entity. There are numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future. This is due to the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of required changes.

Nemo Enterprises, Inc. may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth. We should emphasize that we will incur further risks, because management in many instances will not have proved its abilities or effectiveness. The eventual market for such company's products or services will likely not be established, and such company may not be profitable when acquired.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of Nemo Enterprises, Inc.'s limited financing. This lack of diversification will not permit Nemo Enterprises, Inc. to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase Nemo Enterprises, Inc.'s securities. It is emphasized that management of Nemo Enterprises, Inc. may effect transactions having a potentially adverse impact upon Nemo Enterprises, Inc.'s shareholders pursuant to the authority and discretion of Nemo Enterprises, Inc.'s management to complete acquisitions without submitting any proposal to the stockholders for their consideration.

Holders of Nemo Enterprises, Inc.'s securities should not anticipate that Nemo Enterprises, Inc. necessarily will furnish such holders, prior to any merger or acquisition, with financial statements or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of Nemo Enterprises, Inc.'s President, who is not a professional business analyst. See "Management". Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder=s fee.

Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of our limited resources it is likely that any such fee we agree to
pay would be paid in stock and not in cash.   Otherwise, Nemo
Enterprises, Inc. anticipates that it will consider, among other things, the following factors:

     1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

     2. Nemo Enterprises, Inc.'s perception of how any particular business opportunity will be received by the investment community and by Nemo Enterprises, Inc.'s stockholders;

     3. Whether, following the business combination, the financial condition of the business opportunity would be or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of Nemo Enterprises, Inc. to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule l5c2-6 recently adopted by the Securities and Exchange Commission. See "Risk Factors
          - Regulation of Penny Stocks@;

     4. Capital requirements and anticipated availability of required funds to be provided by Nemo Enterprises, Inc.
          or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

     5 The extent to which the business opportunity can be advanced;

     6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

     7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

     8. The cost of participation by Nemo Enterprises, Inc. as compared to the perceived tangible and intangible values and potential; and

     9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

In regard to the possibility that the shares of Nemo Enterprises, Inc. would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have total assets of at least $4,000,000 and total capital and surplus of at least $2,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with Nemo Enterprises, Inc. would not satisfy the NASDAQ listing criteria.

No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of Nemo Enterprises, Inc.'s limited capital available for investigation and management's limited experience in business analysis, Nemo Enterprises, Inc. may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Nemo Enterprises, Inc. is unable to predict when it may participate in a business opportunity. It expects, however. that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, Nemo Enterprises, Inc. will generally request that it be provided with written materials regarding the business opportunity containing such items as:

     1)   a description of products, services and company history;
2)    management resumes;
3)   financial information;
4)   available projections, with related assumptions upon which they are based;
5)   an explanation of proprietary products and services;
6)   evidence of existing patents, trademarks, or services marks, or rights thereto;
7)   present and proposed forms of compensation to management;
     1)   8)   a description of transactions between such company and
          its affiliates during relevant periods;
9)   a description of present and required facilities;
10)  an analysis of risks and competitive conditions;
11) a financial plan of operation and estimated capital requirements;
12) audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and
13)  other information deemed relevant.

As part of Nemo Enterprises, Inc.'s investigation, the executive officer and director may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel and take other reasonable investigative measures to the extent of the Company's limited financial resources and management expertise.

It is possible that the range of business opportunities that might be available for consideration could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks". The regulations would affect, and possibly impair, any market that might develop in Nemo Enterprises, Inc.'s securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks".

Company management believes that various types of potential merger or acquisition candidates might find a business
combination with Nemo Enterprises, Inc. to be attractive   These
include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with Nemo Enterprises, Inc. to be an attractive alternative.

Form of Acquisition

It is impossible to predict the manner in which Nemo Enterprises, Inc. may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of Nemo Enterprises, Inc. and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of Nemo Enterprises, Inc. and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. Nemo Enterprises, Inc. may act directly or indirectly through an interest in a partnership, corporation or other form of organization.
Implementing such structure may require the merger, consolidation or reorganization of Nemo Enterprises, Inc. with other corporations or forms of business organization, and although it is likely, there is no assurance that Nemo Enterprises, Inc. would be the surviving entity. In addition, the present management and stockholders of Nemo Enterprises, Inc. most likely will not have control of a majority of the voting shares of Nemo Enterprises, Inc. following a reorganization transaction. As part of such a transaction, Nemo Enterprises, Inc.'s existing directors may resign and new directors may be appointed without any vote by stockholders.

It is likely that Nemo Enterprises, Inc. will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of Nemo Enterprises, Inc. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free reorganization@ under the Internal Revenue Code of 1936, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, Nemo Enterprises, Inc.'s current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of Nemo Enterprises, Inc. prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in Nemo Enterprises, Inc. by the current officers, directors and principal shareholders. (See "Description of Business General").

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, Nemo Enterprises, Inc. may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in Nemo Enterprises, Inc.'s securities may have a depressive effect upon such market. Nemo Enterprises, Inc. will participate in a business opportunity only after the negotiation and execution of a written agreement.

Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, Nemo Enterprises, Inc. anticipates that it, and/or its officer and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable.
Neither Nemo Enterprises, Inc. nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of Nemo Enterprises, Inc. to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulation

Nemo Enterprises, Inc. may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, it intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

 Section 3(a) of the Investment Act contains the definition of an "investment company," and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). Nemo Enterprises, Inc. intends to implement its business plan in a manner which will result in the availability of this exception from the definition of "investment company." Consequently, Nemo Enterprises, Inc.'s participation in a business or opportunity through the purchase and sale of investment securities will be limited.

Nemo Enterprises, Inc.'s plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since Nemo Enterprises, Inc. will not register as an investment company, stockholders will not be afforded these protections.
Any securities which Nemo Enterprises, Inc. might acquire in exchange for its Common Stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If Nemo Enterprises, Inc. elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, Nemo Enterprises, Inc. would be required to comply with the provisions of the Act to effect such resale.

An acquisition made by Nemo Enterprises, Inc. may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

Nemo Enterprises, Inc. expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than Nemo Enterprises, Inc. and will therefore be in a better position than Nemo Enterprises, Inc. to obtain access to attractive business opportunities. Nemo Enterprises, Inc. also will experience competition from other public "blind pool" companies, many of which may have more funds available than does Nemo Enterprises, Inc.

Administrative Offices

Nemo Enterprises, Inc. currently maintains a mailing address at 404 Scott Point Drive, Salt Spring Island, BC V8K 2R2 Canada which is the address of its officer and director. Nemo Enterprises, Inc.'s telephone number is (250) 537-5732. Other than this mailing address, Nemo Enterprises, Inc. does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. Nemo Enterprises, Inc. pays no rent or other fees for the use of this mailing address.



Employees

Nemo Enterprises, Inc. is a development stage company and currently has no employees. Management expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of, Nemo Enterprises, Inc.'s sole officer prior to, or in conjunction with, the completion of a business acquisition. Nemo Enterprises, Inc.'s sole officer and director has received no fees for organizing the corporation. See "Executive Compensation" and "Certain Relationships and Related Transactions".

Risk Factors

     1.   Conflicts of Interest.
          Certain conflicts of interest exist between Nemo Enterprises, Inc. and its sole officer and director. She has other business interests to which she devotes her attention, and she may be expected to continue to do so although management time should be devoted to the business of Nemo Enterprises, Inc.. As a result, conflicts of interest may arise that can be resolved only through her exercise of such judgment as is consistent with her fiduciary duties to Nemo Enterprises, Inc. See "Management" and "Conflicts of Interest".

               Nemo Enterprises, Inc.'s sole officer and director may elect, in the future, to form one or more additional public shell companies with a business plan similar or identical to that of Nemo Enterprises, Inc.. Any such additional public shell companies would also be in direct competition with Nemo Enterprises, Inc. for available business opportunities. (See Item 5 - Directors, Executive Officers, Promoters and Control Persons - Conflicts of
          Interest.")

          It is anticipated that Company's sole officer and director may actively negotiate or otherwise consent to the purchase of a portion of her common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, Nemo Enterprises, Inc.'s President may consider her own personal benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest".

     2.        Possible Need For Additional Financing.
          Nemo Enterprises, Inc. has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if Nemo Enterprises, Inc.'s funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, Nemo Enterprises, Inc. may not have enough capital to exploit the opportunity. The ultimate success of Nemo Enterprises, Inc. may depend upon its ability to raise additional capital. Nemo Enterprises, Inc. has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing.
          If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to Nemo Enterprises, Inc.. If not available, Nemo Enterprises, Inc.'s operations will be limited to those that can be financed with its modest capital.

     3.        Regulation of Penny Stocks.
          Nemo Enterprises, Inc.'s securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5.000.000. or individuals having a net worth in excess of $2,000,000 or having an annual income that exceeds $200,000 or when combined with a spouse's income, exceeds $300,000.

          For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell Nemo Enterprises, Inc.'s securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefor. In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "Penny Stocks". Such rules include Rules 3aSl-l, l2g-l, l2g-2, l2g-3, l2g-4, l2g-5, l2g-6, and l2g-7 under the Securities Exchange Act of 1934. Because the securities of Nemo Enterprises, Inc. may constitute "penny stocks" within the meaning of the rules, the rules would apply to Nemo Enterprises, Inc. and to its securities. The rules may further affect the ability of owners of shares to sell the securities of Nemo Enterprises, Inc. in any market that might develop for them.

          Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

          (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

          (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

          (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;

          (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers: and

          (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Nemo Enterprises, Inc.'s management is aware of the abuses that have occurred historically in the penny stock market. Although Nemo Enterprises, Inc. does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to Nemo Enterprises, Inc.'s securities.

     4.         No Operating History.
          Nemo Enterprises, Inc. was formed in March, 1999, for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity. Nemo Enterprises, Inc. has no operating history, revenues from operations, or assets other than cash from private sales of stock. Nemo Enterprises, Inc. faces all of the risks of a new business and the special risks inherent in the investigation, acquisition or involvement in a new business opportunity. Nemo Enterprises, Inc. must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems and difficulties to which such ventures are subject.

     5.        No Assurance of Success or Profitability.
           There is no assurance that Nemo Enterprises, Inc. will acquire a favorable business opportunity. Even if Nemo Enterprises, Inc. should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of Nemo Enterprises, Inc.'s Common Stock will be increased thereby.

     6.        Possible Business - Not Identified and Highly
          Risky.
          Nemo Enterprises, Inc. has not identified and has no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. An investor can expect a potential business opportunity to be quite risky. Nemo Enterprises, Inc.'s acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to Nemo Enterprises, Inc. and its stockholders if the business or opportunity proves to be unsuccessful. See
          Item 1 - "Description of Business".

     7.        Type of Business Acquired.
          The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of Nemo Enterprises, Inc.'s limited capital, it is more likely than not that any acquisition by Nemo Enterprises, Inc. will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

     8.   Impracticability of Exhaustive Investigation.
          Nemo Enterprises, Inc.'s limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before Nemo Enterprises, Inc. commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if Nemo Enterprises, Inc. had more funds available to it, would be desirable.
          Nemo Enterprises, Inc. will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking Nemo Enterprises, Inc.'s participation. A significant portion of Nemo Enterprises, Inc.'s available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

     9. Lack of Diversification. Because of the limited financial resources that Nemo Enterprises, Inc. has, it is unlikely that Nemo Enterprises, Inc. will be able to diversify its acquisitions or operations. Nemo Enterprises, Inc.'s probable inability to diversify its activities into more than one area will subject Nemo Enterprises, Inc. to economic fluctuations within a particular business or industry and therefore increase the risks associated with Nemo Enterprises, Inc.'s operations.

     10.       Possible Reliance upon Unaudited Financial
          Statements.
          Nemo Enterprises, Inc. generally will require audited financial statements from companies that it proposes to acquire. No assurance can be given, however, that audited financials will be available to Nemo Enterprises, Inc.. In cases where audited financials are unavailable, Nemo Enterprises, Inc. will have to rely upon unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that Nemo Enterprises, Inc., in evaluating an acquisition with such a target company. It will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for Nemo Enterprises, Inc. or the holders of its securities.

               Moreover, Nemo Enterprises, Inc. will be subject to the reporting provisions of the Securities Exchange Act of 1934 (the "Exchange Act"), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by Nemo Enterprises, Inc. to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

          Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, Nemo Enterprises, Inc. would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against Nemo Enterprises, Inc. and its management. The legal and other costs of defending a Commission enforcement action would have material, adverse consequences for Nemo Enterprises, Inc. and its business. The imposition of administrative sanctions would subject Nemo Enterprises, Inc. to further adverse consequences.

          In addition, the lack of audited financial statements would prevent the securities of Nemo Enterprises, Inc. from becoming eligible for listing on NASDAQ, or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker/dealers from becoming or continuing to serve as market makers in the securities of Nemo Enterprises, Inc. Without audited financial statements, Nemo Enterprises, Inc. would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of Nemo Enterprises, Inc. to raise capital would be significantly limited until such financial statements were to become available.

     11.  Other Regulation.
          An acquisition made by Nemo Enterprises, Inc. may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of Nemo Enterprises, Inc.

     12. Dependence upon Management. Limited Participation of Management.
          Nemo Enterprises, Inc. currently has a single individual who is serving as its sole officer and director. Nemo Enterprises, Inc. will be heavily dependent upon her skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the sole officer and director to devote her full time attention to the business of Nemo Enterprises, Inc. results in a delay in progress toward implementing its business plan.

          Furthermore, since one individual is serving as the sole officer and director of Nemo Enterprises, Inc., it will be entirely dependent upon her experience in seeking, investigating, and acquiring a business and in making decisions regarding Nemo Enterprises, Inc.'s operations. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by Nemo Enterprises, Inc., they should critically assess the information concerning Nemo Enterprises, Inc.'s sole officer and director.

     13.       Lack of Continuity in Management.
          Nemo Enterprises, Inc. does not have an employment agreement with its sole officer and director, and as a result, there is no assurance that she will continue to manage Nemo Enterprises, Inc. in the future. In connection with acquisition of a business opportunity, it is likely the current officer and director will resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of Nemo Enterprises, Inc.

     14.       Indemnification of Officers and Directors.
          Nemo Enterprises, Inc.'s Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of Nemo Enterprises, Inc. Nemo Enterprises, Inc. will also bear the expenses of such litigation for any of its directors, officers, employees, or agents. upon such person's promise to repay Nemo Enterprises, Inc. Therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by Nemo Enterprises, Inc. which it will be unable to recoup.

     15.       Director's Liability Limited.
          Nemo Enterprises, Inc.'s Articles of Incorporation exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, Nemo Enterprises, Inc. will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

     16.       Dependence upon outside Advisors.
          To supplement the business experience of its sole officer and director, Nemo Enterprises, Inc. may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to Nemo Enterprises, Inc.. In the event the President of Nemo Enterprises, Inc. considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

     17.       Leveraged Transactions.
          There is a possibility that any acquisition of a business opportunity by Nemo Enterprises, Inc. may be leveraged, i.e., Nemo Enterprises, Inc. may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase Nemo Enterprises, Inc.'s exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.


     18.       Competition.
          The search for potentially profitable business opportunities is intensely competitive. Nemo Enterprises, Inc. expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than Nemo Enterprises, Inc. These competitive conditions will exist in any industry in which Nemo Enterprises, Inc. may become interested.

     19.       No Foreseeable Dividends.
          Nemo Enterprises, Inc. has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

     20.       Loss of Control by Present Management and
          Stockholders.
          Nemo Enterprises, Inc. may consider an acquisition in which it would issue as consideration for the business opportunity to be acquired an amount of Nemo Enterprises, Inc.'s authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of Nemo Enterprises, Inc.. The result of such an acquisition would be that the acquired company's stockholders and management would control Nemo Enterprises, Inc., and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of Nemo Enterprises, Inc. by its current shareholders. In addition, the Company's President could sell her control block of stock at a premium price to the acquired company's stockholders. The result of any of the above would be a new group taking over full control of the Comapny.

     21.       No Public Market Exists.
          There is no public market for Nemo Enterprises, Inc.'s common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker/dealer willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, lf any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

     22.       Rule 144 Sales
          All of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws.
          Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1% of a company's outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to the sale.
          There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

          Of the total 1,350,000 shares of common stock held by present stockholders of Nemo Enterprises, Inc. 350,000 shares will become available for resale under Rule 144 ninety (90) days after Nemo Enterprises, Inc. registers its common stock under Section 12(g) of the Securities and Exchange Commission, all of which will be subject to applicable volume restrictions under the Rule. 500,000 shares held by the Company=s Officer and Director could become eligible for sale under Rule 144 three months after she ceases to be an affiliate of the Company. The remaining 500,000 shares could become available for resale starting in May, 2001.

     23. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not under any circumstances allow the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATIONS.

Liquidity and Capital Resources

Nemo Enterprises, Inc. remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of net cash proceeds in the amount of $ 2,700, from its inside capitalization funds. Consequently, Nemo Enterprises, Inc.'s balance sheet for the period of March 13, 1999 (inception) through May 20, 2000, reflects current assets of $ 2,026 in the form of cash, and total assets of $.2,026.

Nemo Enterprises, Inc. will carry out its plan of business as discussed above. Nemo Enterprises, Inc. cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which Nemo Enterprises, Inc. may eventually acquire.

Results of Operations

During the period from March 13, 1999 (inception) through May 15, 2000, Nemo Enterprises, Inc. has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934. No revenues were received
by Nemo Enterprises, Inc. during this period.   For the current
fiscal year, Nemo Enterprises, Inc. anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

Nemo Enterprises, Inc. believes that its existing capital will be sufficient to meet its cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act for a period of approximately one year. Accordingly, in the event Nemo Enterprises, Inc. is able to complete a business combination during this period, it anticipates that its existing capital will be sufficient to allow it to accomplish the goal of completing a business combination. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to complete a business combination, and once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to Nemo
Enterprises, Inc. to allow it to cover its expenses.

 Irrespective of whether Nemo Enterprises, Inc.'s cash assets prove to be inadequate to meet operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the policy in regard to payment for consulting services. See "Certain Relationships and Transactions."


ITEM 3.  DESCRIPTION OF PROPERTY.

 Nemo Enterprises, Inc. does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 404 Scott Point Drive, Salt Spring Island, BC V8K 2R2 Canada which is the address of its sole Officer and Director. Nemo Enterprises, Inc. pays no rent for the use of this mailing address. The telephone number is (250) 537- 5732. Nemo Enterprises, Inc. does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan.
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT.

 The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of Nemo Enterprises, Inc.. Also included are the shares held by all executive officers and directors as a group.


                                                           Percentage
                               Number of                   of
Name and Address               Shares Owned   Class Owned  Shares
                                                           Owned

Inge l.E. Kerster
404 Scott Point Drive
Salt Spring Island, BC
V8K 2R2 Canada                 500,000*       Common       37.04

Sandringham Investments Limited
                               500,000*       Common       37.04

 All directors and executive
 officers as a group (1 person)
                               500,000        Common       74.08

The person listed is the sole officer and director of Nemo
Enterprises, Inc.

* Inge Kerster received 500,000 shares for services rendered to the registrant. On May 18, 2000 Sandringham Investments, Limited, a company controlled by Ms Kerster and of which she is the President, purchased an additional 500,000 shares for cash. These shares should be considered beneficially owned by Inge L.E. Kerster.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.


The directors and executive officers currently serving Nemo
Enterprises, Inc. are as follows:

Name                       AGE       Positions Held and Tenure

Inge L. E. Kerster          53       Director and
                                     President
                                     since March, 1999

The director named above will serve until the first annual meeting of Nemo Enterprises, Inc.'s stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the sole director and officer of Nemo Enterprises, Inc. and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The sole director and officer of Nemo Enterprises, Inc. will devote her time to Nemo Enterprises, Inc.'s affairs on an Aas needed" basis. As a result, the actual amount of time which she will devote to Nemo Enterprises, Inc.'s affairs is unknown and is likely to vary substantially from month to month.

Biographical Information

Inge L.E. Kerster who is Nemo Enterprises, Inc.'s President, has served as the sole officer and director of Nemo Enterprises, Inc.
since its inception.

Ms. Kerster is currently President and majority shareholder of Sandringham Investments, Limited, a British Columbia corporation engaged in providing consulting services relating to mergers and acquisitions and assisting Canadian companies seeking publicly trading status in the United States.

Indemnification of Officers and Directors

As permitted by Colorado law, Nemo Enterprises, Inc.'s Articles of Incorporation provide that Nemo Enterprises, Inc. will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Nemo Enterprises, Inc.

Pursuant to the foregoing provisions, Nemo Enterprises, Inc. has been informed that, in the opinion of the Securities and Exchange
Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

Pursuant to the Colorado Business Corporation Act, Nemo Enterprises, Inc.'s Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of
Section 7-106-401 of the Colorado Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

The sole officer and director of Nemo Enterprises, Inc. will not devote more than a portion of her time to the affairs of Nemo Enterprises, Inc.. There will be occasions when the time requirements of Nemo Enterprises, Inc.'s business conflict with the demands of her other business and investment activities.
Such conflicts may require that Nemo Enterprises, Inc. attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to Nemo Enterprises, Inc.

Nemo Enterprises, Inc.'s President may elect, in the future, to form one or more additional blind pools or blank check companies with a business plan similar or identical to that of Nemo
Enterprises, Inc.. Any such additional blind pool or blank check companies would also be in direct competition with Nemo
Enterprises, Inc. for available business opportunities.

There is no procedure in place which would allow Ms. Kerster to resolve potential conflicts in an arms-length fashion. Accordingly, she will be required to use her discretion to resolve them in a manner which she considers appropriate. Nemo Enterprises, Inc.'s sole officer and director may actively negotiate or otherwise consent to the purchase of a portion of her common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by Nemo Enterprises, Inc.'s officer and director which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to Nemo Enterprises, Inc.'s sole officer and director to acquire her shares creates a potential conflict of interest for her in satisfying her fiduciary duties to Nemo Enterprises, Inc. and its other shareholders. Even though such a sale could result in a substantial profit to her, she would be legally required to make the decision based upon the best interests of Nemo Enterprises, Inc. and Nemo Enterprises, Inc.'s other shareholders, rather than her own personal pecuniary benefit.


ITEM 6.  EXECUTIVE COMPENSATION.

At inception of Nemo Enterprises, Inc., its sole Director, Inge Kerster received 500,000 shares of Common Stock valued at 0.004 per share in consideration of pre-incorporation services rendered to Nemo Enterprises, Inc. related to investigating and developing Nemo Enterprises, Inc.'s proposed business plan and capital structure, and completion of the incorporation and organization. On May 18, 2000, Ms. Kerster's company, Sandringham Investments Limited purchased 500,000 common shares at a price of .004 or $2,000.

No officer or director has received any other remuneration. Although there is no current plan in existence, it is possible that Nemo Enterprises, Inc. will adopt a plan to pay or accrue compensation to its sole officer and director for services related to seeking business opportunities and completing a merger or acquisition transaction. See "Certain Relationships and Related Transactions." Nemo Enterprises, Inc. has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.



ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Prior to the date of this Registration Statement, Nemo Enterprises, Inc. issued to its Officer and Director, and to other shareholders, a total of 1,350,000 shares of Common Stock for a total of $2,700.00 in cash and $ 2,000 in services. Certificates evidencing the Common Stock issued by Nemo Enterprises, Inc. to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders by Nemo Enterprises, Inc.. For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such common stock. See "Risk Factors -Rule 144 Sales".

No officer, director, promoter, or affiliate of Nemo Enterprises, Inc. has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by Nemo
Enterprises, Inc. through security holdings, contracts, options, or otherwise.

Nemo Enterprises, Inc. has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, Nemo Enterprises, Inc. is unable to predict whether or in what amount such a stock issuance might be made.

Although there is no current plan in existence, it is possible that Nemo Enterprises, Inc. will adopt a plan to pay or accrue compensation to its sole Officer and Director for services related to seeking business opportunities and completing a merger or acquisition transaction.

Nemo Enterprises, Inc. maintains a mailing address at the office of its President, but otherwise does not maintain an office. As a result, it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future. It is likely that Nemo Enterprises, Inc. will establish and maintain an office after completion of a business combination.

Although management has no current plans to cause Nemo Enterprises, Inc. to do so, it is possible that Nemo Enterprises, Inc. may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by Nemo Enterprises, Inc.'s current stockholders to the acquisition candidate or its principals or to other individuals or business entities, or requiring some other form of payment to Nemo Enterprises, Inc.'s current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by Nemo Enterprises, Inc.'s current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving Nemo Enterprises, Inc. would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.




ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

Nemo Enterprises, Inc.'s Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds: and, in the event of liquidation, dissolution or winding up of the affairs of Nemo Enterprises, Inc., holders are entitled to receive, ratably, the net assets of Nemo Enterprises, Inc. available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Nemo Enterprises, Inc.'s Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

Nemo Enterprises, Inc.'s Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock. The Board of Directors of Nemo Enterprises, Inc. is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock. No preferred stock has been issued by Nemo Enterprises, Inc.. Nemo Enterprises, Inc. anticipates that preferred stock may be utilized in making acquisitions.

Transfer Agent

Nemo Enterprises, Inc. is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for Nemo Enterprises, Inc.'s securities. Since Nemo Enterprises, Inc. does not currently expect any public market to develop for its securities until after it has completed a business combination, it does not currently anticipate that it will seek to employ an independent transfer agent until it has completed such a transaction.

Reports to Stockholders

Nemo Enterprises, Inc. plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event Nemo Enterprises, Inc. enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, Nemo Enterprises, Inc. may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. Nemo Enterprises, Inc. intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

PART II

ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS.

No public trading market exists for Nemo Enterprises, Inc.'s securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were nine (9) holders of record of Nemo Enterprises, Inc.'s common stock on May 31, 2000. No dividends have been paid to date and Nemo Enterprises, Inc.'s Board of Directors does not anticipate paying dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

Nemo Enterprises, Inc. is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of Nemo Enterprises, Inc., and no owner of record or beneficial owner of more than 5.0% of the securities of Nemo Enterprises, Inc., or any associate of any such director, officer or security holder is a party adverse to Nemo Enterprises, Inc. or has a material interest adverse to Nemo Enterprises, Inc. in reference to pending litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Since March 13, 1999 (the date of Nemo Enterprises, Inc.'s formation, Nemo Enterprises, Inc. has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

Name                  Date of Sale  Shares   Price per Share  Aggregate
                                                              Purchase


Inge L. E. Kerster*   3/13/99       500,000  $0.004           $ 2,000

Sandringham Investments**
Limited               5/18/00       500,000  $0.004           $2,000

Leo S. Sawchuk        3/14/99       50,000   $0.002           $100

Leo Franken           3/14/99       50,000   $0.002           $100

Todd Larsen           3/15/99       50,000   $0.002           $100

Ken Larsen            3/15/99       50,000   $0.002           $100

Anthony V. Feimann    3/14/99       50,000   $0.002           $100

Leigh Anne Elliot     3/16/99       50,000   $0.002           $100

Ronald Chan           3/18/99       50,000   $0.002           $100


* Consideration consisted of pre-incorporation consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant.

**Sandringham Investments, Limited is majority owned by Inge
Kerster, the Registrant=s officer and director.

Each of the sales listed above was made for cash or services. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. Based upon Purchaser Subscription forms completed by each of the subscribers and the pre-existing relationship between the subscribers of Nemo Enterprises, Inc.'s sole officer and director, Nemo Enterprises, Inc. had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers:

     (1) were purchasing for investment and not with a view to distribution, and

     (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions.

The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Nemo Enterprises, Inc.'s transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation and the Bylaws of Nemo Enterprises, Inc., filed as Exhibits 3.1 and 3.2, respectively, provide that Nemo Enterprises, Inc. will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in Nemo Enterprises, Inc.'s best interest and is a party by reason of her status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.


FINANCIAL STATEMENTS

Audited Financial Statements, including a report of an Independent auditor, follows.







                     NEMO ENTERPRISES, INC.
                (A Development Stage Enterprise)






                          AUDIT REPORT

                          MAY 31, 2000






























                    Janet Loss, C.P.A., P.C.
                   Certified Public Accountant
                  1780 South Belaire, Suite 500
                     Denver, Colorado 80222







                     NEMO ENTERPRISES, INC.
                (A Development Stage Enterprise)

                  INDEX TO FINANCIAL STATEMENTS
                  INDEX TO FINANCIAL STATEMENTS


                       TABLE OF CONTENTS



ITEM                                                   PAGE

Report of Certified Public Accountant                  1

Balance Sheet, May 31, 2000                            2
Statement of Operations, for the period March 13, 1999
(Inception) through May 31, 2000                       3

Statement of Stockholders' Equity  (Deficit)for the period
March 13, 1999 (Inception) through May 31, 2000        4

Statement of Cash Flows for the period from
March 13, 1999 (Inception) through May 31, 2000        5


Notes to Financial Statements                          6 &7




                    Janet Loss, C.P.A., P.C.
                   Certified Public Accountant
                  1780 South Belaire, Suite 500
                     Denver, Colorado 80210
                         (303) 782-0878

                  INDEPENDENT AUDITOR'S REPORT

Board of Directors
Nemo Enterprises, Inc.
404 Scott Point Drive
Salt Spring Island, BC V8K 2R2
Canada

I have audited the accompanying Balance Sheet of Nemo Enterprises, Inc. (A Development Stage Enterprise) as of May 31, 2000 and the Statements of Operations, Stockholders' Equity, and Cash Flows for the period March 13, 1999 (Inception) through May 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

My examination was made in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nemo Enterprises, Inc.(a development stage enterprise) as of May 31, 2000, and the results of its operations and changes in its cash flows for the period from March 13, 1999 (Inception) through May 31, 2000, in conformity with generally accepted accounting principles.


Janet Loss, C.P.A., P.C.
JUNE 26, 2000






                     NEMO ENTERPRISES, INC.
                (A Development Stage Enterprise)

                          BALANCE SHEET
                       As at  May 31, 2000

                             ASSETS

CURRENT ASSETS:
     Cash                                      $    2,026
TOTAL CURRENT ASSETS                                2,026

TOTAL ASSETS                                        2,026

              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

TOTAL CURRENT LIABILITIES                           0
STOCKHOLDERS' EQUITY:
     Common stock, $0.001 par value;
     100,000,000 shares Authorized, and
     1,350,000 shares Issued and outstanding        1350

     Preferred Stock 10,000,000
     shares authorized, none issued
     and outstanding                                0

     Additional Paid-In Capital                     3350

     Deficit accumulated during the development
     stage                                          (2,674)

TOTAL STOCKHOLDERS' EQUITY                          2026

TOTAL LIABILITY AND STOCKHOLDERS' EQUITY            $2,026





  The accompanying notes are an integral part of the financial statements.



                     NEMO ENTERPRISES, INC.
                (A Development Stage Enterprise)

                     STATEMENT OF OPERATIONS
            For the Period March 13, 1999 (Inception)
                      Through May 31, 2000


REVENUES:                                        $0


OPERATING EXPENSES:

  Fees                                           165
  Taxes and Licenses                             320
  Office Expenses                                189
  Consulting Fees                                2,000


TOTAL OPERATING EXPENSES                         2,674



NET  (LOSS)   FOR THE  PERIOD                    $(2,674)



NET   (LOSS)  PER   SHARE                        $(0.0000)



WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                         1,350,000







  The accompanying notes are an integral part of the financial statements.




                     NEMO ENTERPRISES, INC.
                (A Development Stage Enterprise)

           STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
         For the Period from March l3, 1999 (Inception)
                      Through May 31, 2000


                                                                    Deficit
                                                                    Accumulated
                Number     Number    Common  Preferred  Additional  During the   Total
                of Shares  of Shares Stock   Stock      Paid-in     Development  Stockholders'
                Common     Preferred Amount  Amount     Capital     Stage        Equity

Common Stock
Issued March,
1999 For
Services        500,000    0         500     0          1500        0            2,000



Common Stock
Issued March,
1999 For Cash   350,000    0         350     0          350         0            700



Common Stock
Issued May,
2000 For Cash   500000     0         500     0          1500        0            2,000



Net (Loss) for
The Period      0          0         0       0           0          (2,764)      (2,764)


Balances
May 31, 2000    1350000    0         1,350   0           3350       (2,674)      2,026










The accompanying notes are an integral art of these financial statements




                     NEMO ENTERPRISES, INC.

                (A Development Stage Enterprise)
                     STATEMENT OF CASH FLOWS
            For the Period March 13, 1999 (Inception)
                      Through May 31, 2000



CASH FLOWS FROM (TO) OPERATING ACTIVITIES:


  NET LOSS FOR THE PERIOD                        $    (2,674)

CASH FLOWS FROM FINANCING ACTIVITIES:

  ISSUANCE OF COMMON STOCK                            4,700


CASH FLOWS FROM INVESTING ACTIVITIES:                 0


NET INCREASE IN CASH FOR THE PERIOD:                  2,026


CASH, BEGINNING OF THE PERIOD                         0


CASH, END OF THE PERIOD                               2,026



  The accompanying notes are an integral part of the financial statements.







                     NEMO ENTERPRISES, INC.
                 (a Development Stage Enterprise

                  NOTES TO FINANCIAL STATEMENTS
                          May 31, 2000


NOTE I - ORGANIZATION AND HISTORY


The Company is a Colorado Corporation and the Company has been in the development stage since its formation on March 13, 1999.

The Company's only activities have been organizational, directed at raising its initial capital and developing its business plan.

On March 13, 1999, Nemo Enterprises, Inc. issued 500,000 shares of common stock to its sole officer and director as founders' shares in return for the time, effort and expenses to organize and form the corporation. On March 18, 1999 the Company issued 350,000 shares of common stock from seven individuals for cash.

On May 18, 2000 the Company issued 500,000 shares of common stock to Sandringham Investments, Limited in return for $2,000 in cash.


NOTE II - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEVELOPMENT STAGE ACTIVITIES

The Company has been in the development stage since inception.

ACCOUNTING METHOD

The Company records income and expenses on the accrual method.


CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, cash on deposit, and highly liquid investments with maturities generally of three months or less. At May 31, 2000, there was $2,026 in cash equivalents.




YEAR END

The Company has elected to have a fiscal year ended September 30.


USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of financial statements, as well as revenues and expenses reported for the periods presented. The Company regularly assesses these estimates and, while actual results may differ management believes that the estimates are reasonable.


NOTE III - RELATED PARTY TRANSACTIONS

Inge Kerster, the Company's sole officer and director is the majority owner of Sandringham Investments Limited and as such may be considered to own 500,000 shares of common stock beneficially and 500,000 shares of common stock directly.
PART III

Item 1.  Index to Exhibits

The exhibits listed below are filed as part of this Registration
Statement.

          Exhibit Number           Document
               3 (i)               Subscription Agreement
               3 (ii)              Articles of Incorporation
               3 (iii)             Bylaws

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934 the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEMO ENTERPRISES, INC.

/s/ Inge l. E. Kerster
    Inge L. E. Kerster
(Principal Executive Officer)

Date: June 26, 2000





                          EXHIBIT 3 (i)






                     SUBSCRIPTION AGREEMENT
                     SUBSCRIPTION AGREEMENT
                    NEMO  ENTERPRISES,  INC.
                      404 Scott Point Drive
                 Salt Spring Island, BC V8K 2R2
The undersigned does hereby subscribe for_____________common shares of the capital stock of NEMO ENTERPRISES, INC. at a price of $ US 0.002 per share for a total of _________________ United
States dollars.

The shares subscribed for will be full paid, non-assessable.

A share certificate will be mailed to the address indicated below within fourteen days of the date of this subscription.

The share certificate should be made out and entered into the corporate records, as follows:
          Name:
________________________________________________

          Address:



          Telephone:     ___________________

The purchaser warrants that the shares purchased herein are for investment purposes only and not for re-sale or distribution.

The purchaser acknowledges that he or she has been informed specifically that after this initial funding has been completed, the Company will remain inactive for a minimum period of one year.

A copy of this Subscription Agreement executed by an officer of the Company shall constitute a receipt for funds received.

Signed, on this the ___ day of _______, 1999.     Purchaser:
___________________________

Received from               , the sum of              United
States dollars, being payment in full for______common shares of the capital stock of NEMO

 ENTERPRISES, INC.

Inge L. E. Kerster, President







                         EXHIBIT 3 (ii)







                    ARTICLES OF INCORPORATION


               RESTATED ARTICLES OF INCORPORATION

                               OF

                      NEMO ENTERPRISE, INC.


 **************************************************************


     The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Colorado relating to private corporations, hereby adopts the following Articles of Incorporation:

          ARTICLE ONE.  (NAME)

The name of the corporation is: NEMO ENTERPRISES, INC.

The address of the corporation is: 404 Scott Point Drive, Salt
Spring Island, BC V8K 2R2 Canada

          ARTICLE TWO.  (RESIDENT AGENT)     The initial agent
for service of process is Brian J. O'Shaughnessy, 518 17th
Street, Suite 566, Denver, State of Colorado 80202

          ARTICLE THREE.  (PURPOSES)      The purposes for which
the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Colorado or of the United States of America, and without limiting the generality of the foregoing, specifically:

               (OMNIBUS).     To have to exercise all the powers
                    now or hereafter conferred by the laws of the State of Colorado upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

               II.  (CARRYING ON BUSINESS OUTSIDE STATE).      To
                    conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

               III. (PURPOSES TO BE CONSTRUED AS POWERS).
                    The purposes specified herein shall be
                    construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

          ARTICLE FOUR.   (CAPITAL STOCK)    The corporation
     shall have authority to issue an aggregate of ONE HUNDRED AND TEN MILLION (110,000,000) shares of stock, par value ONE MILL ($0.001) per share divided into two (2) classes of stock as follows for a total capitalization of ONE HUNDRED AND TEN THOUSAND DOLLARS ($110,000).

          (20) NON-ASSESSABLE COMMON STOCK:  ONE HUNDRED MILLION
  (100,000,000) shares of Common stock, Par Value ONE MILL ($0.001) per share, and

          (21) PREFERRED STOCK: TEN MILLION (10,000,000) shares of Preferred stock, Par Value ONE MILL ($0.001) per share.

     All capital stock when issued shall be fully paid and non-assessable. No holder of shares of capital stock of the corporation shall be entitled as such to any pre-emptive or preferential rights to subscribe to any unissued stock, or any other securities, which the corporation may now or hereafter be authorized to issue.

     The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

     Holders of the corporation's Common Stock shall not possess cumulative voting rights at any shareholders meetings called for the purpose of electing a Board of Directors or on other matters brought before stockholders meetings, whether they be annual or special.

          ARTICLE FIVE.  (DIRECTORS).        The affairs of the
corporation shall be governed by a Board of Directors of not more than fifteen (15) nor less than one (1) person. The name and address of the first Board of Directors is:

NAME                     ADDRESS

Inge L. E. Kerster       404 Scott Point Drive
                             Salt Spring Island, BC V8K 2R2
                             Canada

          ARTICLE SIX.   (ASSESSMENT OF STOCK).  The capital
stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

          ARTICLE SEVEN.  (INCORPORATOR).    The name and address
of the incorporator of the corporation is as follows:

     NAME                     ADDRESS

     Rebecca M.E. Kerster     404 Scott Point Drive
                              Salt Spring Island, BC V8K 2R2
                              Canada


          ARTICLE EIGHT. (PERIOD OF EXISTENCE). The period of existence of the Corporation shall be perpetual.

          ARTICLE NINE. (BY-LAWS) Its Board of Directors shall adopt the initial By-laws of the corporation. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

          ARTICLE TEN. (STOCKHOLDERS' MEETINGS). Meetings of stockholders shall be held at such place within or without the State of Colorado as may be provided by the By-laws of the corporation. The President or any other executive officer of the corporation, the Board of Directors, or any member may call special meetings of the stockholders thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

          ARTICLE ELEVEN. (CONTRACTS OF CORPORATION) No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall be any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may e counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were no such director or officer of such other corporation or not so interested.

          ARTICLE TWELVE. (LIABILITY OF DIRECTORS AND OFFICERS) No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (I) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Colorado Revised Statutes.

          IN WITNESS WHEREOF. The undersigned incorporator has hereunto affixed his/her signature at Denver, Colorado, this 29th day of February, 2000.


                                   ______________________________
                                      INGE L. E. KERSTER








                        EXHIBIT 10 (iii)







                             BYLAWS


               RESTATED ARTICLES OF INCORPORATION

                               OF

                      NEMO ENTERPRISE, INC.


 **************************************************************


The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Colorado relating to private corporations, hereby adopts the following Articles of Incorporation:

     ARTICLE ONE.  (NAME)

The name of the corporation is: NEMO ENTERPRISES, INC.

The address of the corporation is: 404 Scott Point Drive, Salt
Spring Island, BC V8K 2R2 Canada

     ARTICLE TWO.  (RESIDENT AGENT)     The initial agent for
service of process is Brian J. O'Shaughnessy, 518 17th Street,
Suite 566, Denver, State of Colorado 80202

     ARTICLE THREE.  (PURPOSES)      The purposes for which the
corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Colorado or of the United States of America, and without limiting the generality of the foregoing, specifically:

               (OMNIBUS).     To have to exercise all the powers
                    now or hereafter conferred by the laws of the State of Colorado upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

               II.  (CARRYING ON BUSINESS OUTSIDE STATE).      To
                    conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

               III. (PURPOSES TO BE CONSTRUED AS POWERS).
                    The purposes specified herein shall be
                    construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

          ARTICLE FOUR.   (CAPITAL STOCK)    The corporation
     shall have authority to issue an aggregate of ONE HUNDRED AND TEN MILLION (110,000,000) shares of stock, par value ONE MILL ($0.001) per share divided into two (2) classes of stock as follows for a total capitalization of ONE HUNDRED AND TEN THOUSAND DOLLARS ($110,000).

          (22) NON-ASSESSABLE COMMON STOCK:  ONE HUNDRED MILLION
  (100,000,000) shares of Common stock, Par Value ONE MILL ($0.001) per share, and

          (23) PREFERRED STOCK: TEN MILLION (10,000,000) shares of Preferred stock, Par Value ONE MILL ($0.001) per share.

     All capital stock when issued shall be fully paid and non-assessable. No holder of shares of capital stock of the corporation shall be entitled as such to any pre-emptive or preferential rights to subscribe to any unissued stock, or any other securities, which the corporation may now or hereafter be authorized to issue.

     The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

     Holders of the corporation's Common Stock shall not possess cumulative voting rights at any shareholders meetings called for the purpose of electing a Board of Directors or on other matters brought before stockholders meetings, whether they be annual or special.

          ARTICLE FIVE.  (DIRECTORS).        The affairs of the
corporation shall be governed by a Board of Directors of not more than fifteen (15) nor less than one (1) person. The name and address of the first Board of Directors is:

     NAME                     ADDRESS

     Inge L. E. Kerster       404 Scott Point Drive
                              Salt Spring Island, BC V8K 2R2
                              Canada

          ARTICLE SIX.   (ASSESSMENT OF STOCK).  The capital
stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

          ARTICLE SEVEN.  (INCORPORATOR).    The name and address
of the incorporator of the corporation is as follows:

     NAME                     ADDRESS

     Rebecca M.E. Kerster     404 Scott Point Drive
                              Salt Spring Island, BC V8K 2R2
                              Canada


          ARTICLE EIGHT. (PERIOD OF EXISTENCE). The period of existence of the Corporation shall be perpetual.

          ARTICLE NINE. (BY-LAWS) Its Board of Directors shall adopt the initial By-laws of the corporation. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

          ARTICLE TEN. (STOCKHOLDERS' MEETINGS). Meetings of stockholders shall be held at such place within or without the State of Colorado as may be provided by the By-laws of the corporation. The President or any other executive officer of the corporation, the Board of Directors, or any member may call special meetings of the stockholders thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

          ARTICLE ELEVEN. (CONTRACTS OF CORPORATION) No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall be any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may e counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were no such director or officer of such other corporation or not so interested.

          ARTICLE TWELVE. (LIABILITY OF DIRECTORS AND OFFICERS) No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (I) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Colorado Revised Statutes.

          IN WITNESS WHEREOF. The undersigned incorporator has hereunto affixed his/her signature at Denver, Colorado, this 29th day of February, 2000.


                                   ______________________________
                                      INGE L. E. KERSTER







                           BYLAWS  OF

                     NEMO ENTERPRISES, INC.


CONTENTS OF INITIAL BYLAWS

ARTICLE                                          PAGE

1.00 CORPORATE CHARTER AND BYLAWS
1.01 Corporate Charter Provisions                4
1.02 Registered Agent or Office Requirement
     of Filing Changes with Secretary of State   4
1.03 Initial Business Office                     4
1.04 Amendment of  Bylaws                        4

2.00 DIRECTORS AND DIRECTORS  MEETINGS
2.01 Action Without Meeting                      5
2.02 Telephone Meetings                          5
2.03 Place of Meetings                           5
2.04 Regular Meetings                            5
2.05 Call of Special Meeting                     5
2.06 Quorum                                      6
2.07 Adjournment Notice of Adjourned Meetings    6
2.08 Conduct  of Meetings                        6
2.09 Powers  of the  Board of Directors          6
2.10 Board Committees Authority to Appoint       7
2.11 Transactions with Interested Directors      7
2.12 Number  of Directors                        7
2.13 Term of Office                              7
2.14 Removal of Directors                        8
2.15 Vacancies                                   8
2.15(a)Declaration of Vacancy                    8
2.15(b)Filling Vacancies by Directors            8
2.15(c)Filling Vacancies by Shareholders         8
2.16 Compensation                                9
2.17 Indemnification of Directors and Officers   9
2.18 Insuring  Directors, Officers,
     and Employees                               9

3.00 SHAREHOLDERS>  MEETINGS
3.01 Action Without Meeting                      9
3.02 Telephone Meetings                          10
3.03 Place of Meetings                           10
3.04 Notice of Meetings                          10
3.04 Voting List                                 10
3.05 Votes per Share                             11
3.07 Cumulative Voting                           11
3.08 Proxies                                     11
3.09 Quorum                                      12
3.09(a)Quorum of Shareholders                    12
3.09(b)Adjourn for Lack or Loss of Quorum        12
3.10 Voting  by Voice or Ballot                  12
3.11 Conduct of Meetings                         12
3.12 Annual Meetings                             12
3.13 Failure to Hold Annual Meeting              13
3.14 Special Meetings                            13
4.00 OFFICERS
4.01 Title and Appointment                       13
4.01(a)Chairman                                  13
4.01(b)President                                 14
4.01(c)Vice President                            14
4.01(d)Secretary                                 14
4.01(e)Treasurer                                 15
4.01(f)Assistant Secretary or
       Assistant Treasurer                       15
4.02 Removal and Resignation                     15
4.03 Vacancies                                   16
4.04 Compensation                                16

5.00 AUTHORITY TO EXECUTE INSTRUMENTS
5.01 No Authority Absent Specific Authorization  16
5.02 Execution of Certain Instruments            16

6.00 ISSUANCE AND TRANSFER OF SHARES
6.01 Classes  and  Series of Shares              17
6.02 Certificates for Fully Paid Shares          17
6.03 Consideration for Shares                    17
6.04 Replacement of Certificates                 17
6.05 Signing Certificates Facsimile Signatures   18
6.06 Transfer Agents  and Registrars             18
6.07 Conditions of Transfer                      18
6.08 Reasonable Doubts as to Right to Transfer   18

7.00 CORPORATE RECORDS AND ADMINISTRATION
7.01 Minutes of Corporate Meetings               18
7.02 Share Register                              19
7.03 Corporate Seal                              19
7.04 Books of Account                            19
7.05 Inspection of Corporate Records             20
7.06 Fiscal Year                                 20
7.07 Waiver of Notice                            20

8.00 ADOPTION OF  INITIAL BYLAWS                 20

ARTICLE ONE CORPORATE CHARTER AND BYLAWS

1.01 CORPORATE CHARTER PROVISIONS
The Corporations Charter authorizes one hundred million (100,000,000) shares to be issued. The officers and transfer agents issuing shares of the Corporation shall ensure that the total number of shares outstanding at any given time does not exceed this number. Such officers and agents shall advise the Board at least annually of the authorized shares remaining available to be issued. No shares shall be issued for less than the par value stated in the Charter. Each Charter provision shall be observed until amended by Restated Articles or Articles of Amendment duly filed with the Secretary of State.

1.02 REGISTERED AGENT AND OFFICE REQUIREMENT OF FILING CHANGES WITH SECRETARY OF STATE
The address of the Registered Office provided in the Articles of Incorporation, as duly filed with the Secretary of State for the State of Colorado, is:516 17th Street, Suite 566, Denver, CO 80202.
The name of the Registered Agent of the Corporation at such address, as set forth in its Articles of Incorporation, is:
Jerald L. Woods.
The Registered Agent or Office may be changed by filing a Statement of Change of Registered Agent or Office or both with the Secretary of State, and not otherwise. Such filing shall be made promptly with each change. Arrangements for each change in Registered Agent or Office shall ensure that the Corporation is not exposed to the possibility of a default judgment. Each successive Registered Agent shall be of reliable character and Ill informed of the necessity of immediately furnishing the papers of any lawsuit against the Corporation to its attorneys.

1.03 INITIAL BUSINESS OFFICE
The address of the initial principal business office of the Corporation is hereby established as: 404 Scott Point Drive, Salt Spring Island, BC V8K 2R2 Canada. The Corporation may have additional business offices within the State of Colorado and where it may be duly qualified to do business outside of Colorado, as the Board of Directors may from time to time designate or the business of the Corporation may require.

1.04 AMENDMENT OF BYLAWS
The Shareholders or Board of Directors, subject to any limits imposed by the Shareholders, may amend or repeal these Bylaws and adopt new Bylaws. All amendments shall be upon advice of counsel as to legality, except in emergency. Bylaw changes shall take effect upon adoption unless otherwise specified. Notice of Bylaws changes shall be given in or before notice given of the first Shareholders' meeting following their adoption.

ARTICLE TWO DIRECTORS AND DIRECTORS' MEETINGS

2.01 ACTION BY CONSENT OF BOARD WITHOUT MEETING
Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, and shall have the same force and effect as a unanimous vote of Directors, if all members of the Board consent in writing to the action. Such consent may be given individually or collectively.

2.02 TELEPHONE MEETINGS
Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Directors may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

2.03 PLACE OF MEETINGS
Meetings of the Board of Directors shall be held at the business office of the Corporation or at such other place within or without the State of Colorado as may be designated by the Board.

2.04 REGULAR MEETINGS
Regular meetings of the Board of Directors shall be held, without call or notice, immediately following each annual Shareholders' meeting, and at such other regularly repeating times as the Directors may determine.

2.05 CALL OF SPECIAL MEETING
Special meetings of the Board of Directors for any purpose may be called at any time by the President or, if the President is absent or unable or refuses to act, by any Vice President or any two Directors. Written notices of the special meetings, stating the time and place of the meeting, shall be mailed ten days before, or telegraphed or personally delivered so as to be received by each Director not later than two days before, the day appointed for the meeting. Notice of meetings need not indicate an agenda. Generally, a tentative agenda will be included, but the meeting shall not be confined to any agenda included with the notice.
Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting and do not object to the notice given. Consent may be given either before or after the meeting.
Upon providing notice, the Secretary or other officer sending notice shall sign and file in the Corporate Record Book a statement of the details of the notice given to each Director. If such statement should later not be found in the Corporate Record Book, due notice shall be presumed.

2.06 QUORUM
The presence throughout any Directors' meeting, or adjournment thereof, of a majority of the authorized number of Directors shall be necessary to constitute a quorum to transact any business, except to adjourn. If a quorum is present, every act done or resolution passed by a majority of the Directors present and voting shall be the act of the Board of Directors.

2.07 ADJOURNMENT AND NOTICE OF ADJOURNED MEETINGS
A quorum of the Directors may adjourn any Directors' meeting to meet again at a stated hour on a stated day. Notice of the time and place where an adjourned meeting will be held need not be given to absent Directors if the time and place is fixed at the adjourned meeting. In the absence of a quorum, a majority of the Directors present may adjourn to a set time and place if notice is duly given to the absent members, or until the time of the next regular meeting of the Board.

2.08 CONDUCT OF MEETINGS
At every meeting of the Board of Directors, the Chairman of the Board, if there is such an officer, and if not, the President, or in the President's absence, a Vice President designated by the President, or in the absence of such designation, a Chairman chosen by a majority of the Directors present, shall preside. The Secretary of the Corporation shall act as Secretary of the Board of Directors' meetings. When the Secretary is absent from any meeting, the Chairman may appoint any person to act as Secretary of that meeting.

2.09 POWERS OF THE BOARD OF DIRECTORS
The business and affairs of the Corporation and all corporate poIrs shall be exercised by or under authority of the Board of Directors, subject to limitations imposed by law, the Articles of Incorporation, any applicable Shareholders' agreement, and these Bylaws.

2.10 BOARD COMMITTEES AUTHORITY TO APPOINT
The Board of Directors may designate an executive committee and one or more other committees to conduct the business and affairs of the Corporation to the extent authorized. The Board shall have the poIr at any time to change the poIrs and membership of, fill vacancies in, and dissolve any committee. Members of any committee shall receive such compensation as the Board of Directors may from time to time provide. The designation of any committee and the delegation of authority thereto shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

2.11 TRANSACTIONS WITH INTERESTED DIRECTORS
Any contract or other transaction between the Corporation and any of its Directors (or any corporation or firm in which any of its Directors are directly or indirectly interested) shall be valid for all purposes notwithstanding the presence of that Director at the meeting during which the contract or transaction was authorized, and notwithstanding the Directors' participation in that meeting. This section shall apply only if the contract or transaction is just and reasonable to the Corporation at the time it is authorized and ratified, the interest of each Director is known or disclosed to the Board of Directors, and the Board nevertheless authorizes or ratifies the contract or transaction by a majority of the disinterested Directors present. Each interested Director is to be counted in determining whether a quorum is present, but shall not vote and shall not be counted in calculating the majority necessary to carry the vote. This section shall not be construed to invalidate contracts or transactions that would be valid in its absence.

2.12 NUMBER OF DIRECTORS
The number of Directors of this Corporation shall be no more than fifteen (15) or less than one (1). No Director need be a resident of Colorado or a Shareholder. The number of Directors may be increased or decreased from time to time by amendment to these Bylaws. Any decrease in the number of Directors shall not have the effect of shortening the tenure, which any incumbent Director would otherwise enjoy.

2.13 TERM OF OFFICE
Directors shall be entitled to hold office until their successors are elected and qualified. Election for all Director positions, vacant or not vacant, shall occur at each annual meeting of the Shareholders and may be held at any special meeting of Shareholders called specifically for that purpose.

2.14 REMOVAL OF DIRECTORS
The entire Board of Directors or any individual Director may be removed from office by a vote of Shareholders holding a majority of the outstanding shares entitled to vote at an election of Directors. However, if less than the entire Board is to be removed, no one of the Directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. No director may be so removed except at an election of the class of Directors of which he is a part. If any or all Directors are so removed, new Directors may be elected at the same meeting. Whenever a class or series of shares is entitled to elect one or more Directors under authority granted by the Articles of Incorporation, the provisions of this Paragraph apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.

2.15 VACANCIES
Vacancies on the Board of Directors shall exist upon the occurrence of any of the following events: (a) the death, resignation, or removal of any Director; (b) an increase in the authorized number of Directors; or (c) the failure of the Shareholders to elect the full authorized number of Directors to be voted for at any annual, regular, or special Shareholders' meeting at which any Director is to be elected.

2.15(a)   DECLARATION OF VACANCY
A majority of the Board of Directors may declare vacant the office of a Director if the Director: (a) is adjudged incompetent by a court order; (b) is convicted of a crime involving moral turpitude; (c) or fails to accept the office of Director, in writing or by attending a meeting of the Board of Directors, within thirty (30) days of notice of election.

2.15(b)   FILLING VACANCIES BY DIRECTORS
Vacancies other than those caused by an increase in the number of Directors may be filled temporarily by majority vote of the remaining Directors, though less than a quorum, or by a sole remaining Director. Each Director so elected shall hold office until a qualified successor is elected at a Shareholders' meeting.

2.15(c)   FILLING VACANCIES BY SHAREHOLDERS
Any vacancy on the Board of Directors, including those caused by an increase in the number of Directors shall be filled by the Shareholders at the next annual meeting or at a special meeting called for that purpose. Upon the resignation of a Director tendered to take effect at a future time, the Board or the Shareholders may elect a successor to take office when the resignation becomes effective.

2.16 COMPENSATION
Directors shall receive such compensation for their services as Directors as shall be determined from time to time by resolution of the Board. Any Director may serve the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receive compensation therefor.

2.17 INDEMNIFICATION OF DIRECTORS AND OFFICERS
The Board of Directors shall authorize the Corporation to pay or reimburse any present or former Director or officer of the Corporation any costs or expenses actually and necessarily incurred by that officer in any action, suit, or proceeding to which the officer is made a party by reason of holding that position, provided, hoIver, that no officer shall receive such indemnification if finally adjudicated therein to be liable for negligence or misconduct in office. This indemnification shall extend to good-faith expenditures incurred in anticipation of threatened or proposed litigation. The Board of Directors may in proper cases, extend the indemnification to cover the good-faith settlement of any such action, suit, or proceeding, whether formally instituted or not.

2.18 INSURING DIRECTORS, OFFICERS, AND EMPLOYEES
The Corporation may purchase and maintain insurance on behalf of any Director, officer, employee, or agent of the Corporation, or on behalf of any person serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against that person and incurred by that person in any such corporation, whether or not the Corporation has the poIr to indemnify that person against liability for any of those acts.

ARTICLE THREE SHAREHOLDERS' MEETINGS

3.01 ACTION WITHOUT MEETING
Any action that may be taken at a meeting of the Shareholders under any provision of the Colorado Business Corporation Act may be taken without a meeting if authorized by a consent or waiver filed with the Secretary of the Corporation and signed by all persons who would be entitled to vote on that action at a Shareholders' meeting. Each such signed consent or waiver, or a true copy thereof, shall be placed in the Corporate Record Book.

3.02 TELEPHONE MEETINGS

Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Shareholders may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.03 PLACE OF MEETINGS
Shareholders' meetings shall be held at the business office of the Corporation, or at such other place within or without the State of Colorado as may be designated by the Board of Directors or the Shareholders.

3.04 NOTICE OF MEETINGS
The President, the Secretary, or the officer or persons calling a Shareholders' Meeting. shall give notice, or cause it to be given, in writing to each Director and to each Shareholder entitled to vote at the meeting at least ten (10) but not more than sixty (60) days before the date of the meeting. Such notice shall state the place, day, and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called. Such written notice may be given personally, by mail, or by other means. Such notice shall be addressed to each recipient at such address as appears on the Books of the Corporation or as the recipient has given to the Corporation for the purpose of notice. Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting in person or by proxy and do not object to the notice given, Consent may be given either before or after the meeting. Notice of the reconvening of an adjourned meeting is not necessary unless the meeting is adjourned more than thirty days past the date stated in the notice, in which case notice of the adjourned meeting shall be given as in the case of any special meeting. Notice may be waived by written waivers signed either before or after the meeting by all persons entitled to the notice.

3.05 VOTING LIST
At least ten (10), but not more than sixty (60), days before each Shareholders' meeting, the officer or agent having charge of the Corporation's share transfer books shall make a complete list of the Shareholders entitled to vote at that meeting or any adjournment thereof, arranged in alphabetical order, with the address and the number of shares held by each. The list shall be kept on file at the Registered Office of the Corporation for at least ten (10) days prior to the meeting, and shall be subject to inspection by any Director, officer, or Shareholder at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject, during the whole time of the meeting, to the inspection of any Shareholder. The original share transfer books shall be prima facie evidence as to the Shareholders entitled to examine such list or transfer books or to vote at any meeting of Shareholders. HoIver, failure to prepare and to make the list available in the manner provided above shall not affect the validity of any action taken at the meeting.

3.06 VOTES PER SHARE
Each outstanding share, regardless of class, shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of Shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied pursuant to the Articles of Incorporation. A Shareholder may vote in person or by proxy executed in writing by the Shareholder, or by the Shareholder's duly authorized attorney-in-fact.

3.07 CUMULATIVE VOTING
Cumulative voting is expressly forbidden

3.08 PROXIES
A Shareholder may vote either in person or by proxy executed in writing by the Shareholder or his or her duly authorized attorney in fact. Unless otherwise provided in the proxy or by law, each proxy shall be revocable and shall not be valid after eleven (11) months from the date of its execution,

3.09 QUORUM
3.09(a)   QUORUM OF SHAREHOLDERS
As to each item of business to be voted on, the presence (in person or by proxy) of the persons who are entitled to vote a majority of the outstanding voting shares on that matter shall constitute the quorum necessary for the consideration of the matter at a Shareholders' meeting. The vote of the holders of a majority of the shares entitled to vote on the matter and represented at a meeting at which a quorum is present shall be the act of the Shareholders' meeting.

3.09(b)   ADJOURNMENT FOR LACK OR LOSS OF QUORUM
No business may be transacted in the absence of a quorum, or upon the withdrawal of enough Shareholders to leave less than a quorum; other than to adjourn the meeting from time to time by the vote of a majority of the shares represented at the meeting.

3.10 VOTING BY VOICE OR BALLOT
Elections  for  Directors  need  not  be  by  ballot   unless   a
Shareholder demands election by ballot before the voting begins.

3.11 CONDUCT OF MEETINGS
Meetings of the Shareholders shall be chaired by the President, or, in the President's absence, a Vice President designated by the President, or, in the absence of such designation, any other person chosen by a majority of the Shareholders of the Corporation present in person or by proxy and entitled to vote. The Secretary of the Corporation, or, in the Secretary's absence, an Assistant Secretary, shall act as Secretary of all meetings of the Shareholders. In the absence of the Secretary or Assistant Secretary, the Chairman shall appoint another person to act as Secretary of the meeting.

3.12 ANNUAL MEETINGS
The time, place, and date of the annual meeting of the Shareholders of the Corporation, for the purpose of electing Directors and for the transaction of any other business as may come before the meeting, shall be set from time to time by a majority vote of the Board of Directors. If the day fixed for the annual meeting shall be on a legal holiday in the State of Colorado, such meeting shall be held on the next succeeding business day. If the election of Directors is not held on the day thus designated for any annual meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as possible.

3.13 FAILURE TO HOLD ANNUAL MEETING
If, within any 13-month period, an annual Shareholders' Meeting is not held, any Shareholder may apply to a court of competent jurisdiction in the county in which the principal office of the Corporation is located for a summary order that an annual meeting be held.

3.14 SPECIAL MEETINGS
A special Shareholders' meeting may be called at any time by. (a) the President; (b) the Board of Directors; or (c) one or more Shareholders holding in the aggregate one-tenth or more of all the shares entitled to vote at the meeting. Such meeting may be called for any purpose. The party calling the meeting may do so only by written request sent by registered mail or delivered in person to the President or Secretary. The officer receiving the written request shall within ten (10) days from the date of its receipt cause notice of the meeting to be sent to all the Shareholders entitled to vote at such a meeting. If the officer does not give notice of the meeting within ten (10) days after the date of receipt of the written request, the person or persons calling the meeting may fix the time of the meeting and give the notice. The notice shall be sent pursuant to Section 3.04 of these Bylaws. The notice of a special Shareholders' meeting must state the purpose or purposes of the meeting and, absent consent of every Shareholder to the specific action taken, shall be limited to purposes plainly stated in the notice, notwithstanding other provisions herein.

ARTICLE FOUR OFFICERS

4.01 TITLE AND APPOINTMENT
The officers of the Corporation shall be a President and a Secretary, as required by law. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries, and one or more Assistant Treasurers. One person may hold any two or more offices, including President and Secretary. All officers shall be elected by and hold office at the pleasure of the Board of Directors, which shall fix the compensation and tenure of all officers.

4.01(a)   CHAIRMAN OF THE BOARD
The Chairman, if there shall be such an officer, shall, if present, preside at the meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to the Chairman by the Board of Directors or prescribed by these Bylaws.

4.01(b)   PRESIDENT
Subject to such supervisory powers, if any, as may be given to the Chairman, if there is one, by the Board of Directors, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the Corporation. The President shall have the general powers and duties of management usually vested in the office of President of a corporation; shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws; and shall be ex officio a member of all standing committees, including the executive committee, if any. In addition, the President shall preside at all meetings of the Shareholders and in the absence of the Chairman, or if there is no Chairman, at all meetings of the Board of Directors.

4.01(c)   VICE PRESIDENT
Any Vice President shall have such powers and perform such duties as from time to time may be prescribed by these Bylaws, by the Board of Directors, or by the President. In the absence or disability of the President, the senior or duly appointed Vice President, if any, shall perform all the duties of the President, pending action by the Board of Directors when so acting, such Vice President shall have all the powers of, and be subject to all the restrictions on, the President.

4.01(d)   SECRETARY
The Secretary shall:
A. See that all notices are duly given in accordance with the provisions of these Bylaws and as required by law. In case of the absence or disability of the Secretary. or the Secretary's refusal or neglect to act, notice may be given and served by an Assistant Secretary or by the Chairman, the President, any Vice President, or by the Board of Directors.
B. Keep the minutes of corporate meetings, and the Corporate Record Book, as set out in Section 7.01 hereof.
C. Maintain, in the Corporate Record Book, a record of all share certificates issued or canceled and all shares of the Corporation canceled or transferred.
D. Be custodian of the Corporation's records and of any seal, which the Corporation may from time to time adopt. when the Corporation exercises its right to use a seal, the Secretary shall see that the seal is embossed on all share certificates prior to their issuance and on all documents authorized to be executed under seal in accordance with the provisions of these Bylaws.
E. In general, perform all duties incident to the office of Secretary, and such other duties as from time to time may be required by Sections 7.01, 7.02, and 7.03 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

4.01(e)   TREASURER
The Treasurer shall:
F. Have charge and custody of, and be responsible for, all funds and securities of the Corporation, and deposit all funds in the name of the Corporation in those banks, trust companies, or other depositories that shall be selected by the Board of Directors.
G.   Receive, and give receipt for, monies due and payable to the
Corporation.
H. Disburse or cause to be disbursed the funds of the Corporation as may be directed by the Board of Directors, taking proper vouchers for those disbursements.
I. If required by the Board of Directors or the President, give to the Corporation a bond to assure the faithful performance of the duties of the Treasurer's office and the restoration to the Corporation of all corporate books, papers, vouchers, money, and other property of whatever kind in the
     Treasurer's possession or control, in case of the Treasurer's death, resignation, retirement, or removal from office. Any such bond shall be in a sum satisfactory to the Board of Directors, with one or more sureties or a surety company satisfactory to the Board of Directors.
J. In general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by Sections 7.O4 and 7.05 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

4.01(f)   ASSISTANT SECRETARY AND ASSISTANT TREASURER
The Assistant Secretary or Assistant Treasurer shall have such powers and perform such duties as the Secretary or Treasurer, respectively, or as the Board of Directors or President may prescribe. In case of the absence of the Secretary or Treasurer, the senior Assistant Secretary or Assistant Treasurer, respectively, may perform all of the functions of the Secretary or Treasurer.

4.02 REMOVAL AND RESIGNATION
Any officer may be removed, either with or without cause, by vote of a majority of the Directors at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by any committee or officer upon whom that power of removal may be conferred by the Board of Directors. Such removal shall be without prejudice to the contract rights, if any, of the person removed. Any officer may resign at any time by giving written notice to the Board of Directors, the President, or the Secretary of the Corporation. Any resignation shall take effect on the date of the receipt of that notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of that resignation shall not be necessary to make it effective.

4.03 VACANCIES
Upon the occasion of any vacancy occurring in any office of the Corporation, by reason of death, resignation, removal, or otherwise, the Board of Directors may elect an acting successor to hold office for the unexpired term or until a permanent successor is elected.

4.04 COMPENSATION
The compensation of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving a salary by reason of the fact that the officer is also a Shareholder or a Director of the Corporation, or both.

ARTICLE FIVE - AUTHORITY TO EXECUTE INSTRUMENTS

5.01 NO AUTHORITY ABSENT SPECIFIC AUTHORIZATION
These Bylaws provide certain authority for the execution of instruments. The Board of Directors, except as otherwise provided in these Bylaws, may additionally authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances. Unless expressly authorized by these Bylaws or the Board of Directors, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement nor to pledge its credit nor to render it peculiarly liable for any purpose or in any amount.

5.02 EXECUTION OF CERTAIN INSTRUMENTS
Formal contracts of the Corporation, promissory notes, deeds, deeds of trust, mortgages, pledges, and other evidences of indebtedness of the Corporation, other corporate documents, and certificates of ownership of liquid assets held by the Corporation shall be signed or endorsed by the President or any Vice President and by the Secretary or the Treasurer, unless otherwise specifically determined by the Board of Directors or otherwise required by law.

ARTICLE SIX - ISSUANCE AND TRANSFER OF SHARES

6.01 CLASSES AND SERIES OF SHARES
The Corporation may issue one or more classes or series of shares, or both. Any of these classes or series may have full, limited, or no voting rights, and may have such other preferences, rights, privileges, and restrictions as are stated or authorized in the Articles of Incorporation. All shares of any one class shall have the same voting, conversion, redemption, and other rights, preferences, privileges, and restrictions, unless the class is divided into series, If a class is divided into series, all the shares of any one series shall have the same voting, conversion, redemption, and other. rights, preferences, privileges, and restrictions. There shall always be a class or series of shares outstanding that has complete voting rights except as limited or restricted by voting rights conferred on some other class or series of outstanding shares.

6.02 CERTIFICATES FOR FULLY PAID SHARES
Neither shares nor certificates representing shares may be issued by the Corporation until the full amount of the consideration has been received when the consideration has been paid to the Corporation, the shares shall be deemed to have been issued and the certificate representing the shares shall be issued to the shareholder.

6.03 CONSIDERATION FOR SHARES
Shares may be issued for such consideration as may be fixed from time to time by the Board of Directors, but not less than the par value stated in the Articles of Incorporation. The consideration paid for the issuance of shares shall consist of money paid, labor done, or property actually received, and neither promissory notes nor the promise of future services shall constitute payment nor partial payment for shares of the Corporation.

6.04 REPLACEMENT OF CERTIFICATES
No replacement share certificate shall be issued until the former certificate for the shares represented thereby shall have been surrendered and canceled, except that replacements for lost or destroyed certificates may be issued, upon such terms, conditions, and guarantees as the Board may see fit to impose, including the filing of sufficient indemnity.

6.05 SIGNING CERTIFICATES-FACSIMILE SIGNATURES
All share certificates shall be signed by the officer(s) designated by the Board of Directors. The signatures of the foregoing officers may be facsimiles. If the officer who has signed or whose facsimile signature has been placed on the certificate has ceased to be such officer before the certificate issued, the certificate may be issued by the Corporation with the same effect as if he or she Ire such officer on the date of its issuance.

6.06 TRANSFER AGENTS AND REGISTRARS
The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, at such times and places as the requirements of the Corporation may necessitate and the Board of Directors may designate. Each registrar appointed, if any, shall be an incorporated bank or trust company, either domestic or foreign.

6.07 CONDITIONS OF TRANSFER
The party in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof as regards the Corporation, provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, and prior written notice thereof shall be given to the Secretary of the Corporation, or to its transfer agent, if any, such fact shall be stated in the entry of the transfer.


6.08 REASONABLE DOUBTS AS TO RIGHT TO TRANSFER
When a transfer of shares is requested and there is reasonable doubt as to the right of the person seeking the transfer, the Corporation or its transfer agent, before recording the transfer of the shares on its books or issuing any certificate therefor, may require from the person seeking the transfer reasonable proof of that person's right to the transfer. If there remains a reasonable doubt of the right to the transfer, the Corporation may refuse a transfer unless the person gives adequate security or a bond of indemnity executed by a corporate surety or by two individual sureties satisfactory to the Corporation as to form, amount, and responsibility of sureties. The bond shall be conditioned to protect the Corporation, its officers, transfer agents, and registrars, or any of them, against any loss, damage, expense, or other liability for the transfer or the issuance of a new certificate for shares.

ARTICLE SEVEN - CORPORATE RECORDS AND ADMINISTRATION

7.01 MINUTES OF CORPORATE MEETINGS
The Corporation shall keep at the principal office, or such other place as the Board of Directors may order, a book recording the minutes of all meetings of its Shareholders and Directors, with the time and place of each meeting, whether such meeting was regular or special, a copy of the notice given of such meeting, or of the written waiver thereof, and, if it is a special meeting, how the meeting was authorized. The record book shall further show the number of shares present or represented at Shareholders' meetings, and the names of those present and the proceedings of all meetings.

7.02 SHARE REGISTER
The Corporation shall keep at the principal office, or at the office of the transfer agent, a share register showing the names of the Shareholders, their addresses, the number and class of shares issued to each, the number and date of issuance of each certificate issued for such shares, and the number and date of cancellation of every certificate surrendered for cancellation. The above information may be kept on an information storage device such as a computer, provided that the device is capable of reproducing the information in clearly legible form. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the Officer issuing shares shall maintain the appropriate requirements regarding issuance.

7.03 CORPORATE SEAL
The Board of Directors may at any time adopt, prescribe the use of, or discontinue the use of, such corporate seal as it deems desirable, and the appropriate officers shall cause such seal to be affixed to such certificates and documents as the Board of Directors may direct.

7.04 BOOKS OF ACCOUNT
The  Corporation shall maintain correct and adequate accounts  of its properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. The corporate bookkeeping procedures shall conform to accepted accounting practices for the Corporation's business or businesses. subject to the foregoing, The chart of financial accounts shall be taken from, and designed to facilitate preparation of, current corporate tax returns. Any surplus, including earned surplus, paid-in surplus, and surplus arising from a reduction of stated capital, shall be classed by source and shown in a separate account. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the officers and agents maintaining the books of account shall maintain the appropriate requirements.

7.05 INSPECTION OF CORPORATE RECORDS
A Director or Shareholder demanding to examine the Corporation's books or records may be required to first sign an affidavit that the demanding party will not directly or indirectly participate in reselling the information and will keep it confidential other than in use for proper purposes reasonably related to the Director's or Shareholder's role. A Director who insists on examining the records while refusing to sign this affidavit thereby resigns as a Director.

7.06 FISCAL YEAR
The fiscal year of the Corporation shall be as determined by the Board of Directors and approved by the Internal Revenue Service. The Treasurer shall forthwith arrange a consultation with the Corporation's tax advisers to determine whether the Corporation is to have a fiscal year other than the calendar year. If so, the Treasurer shall file an election with the Internal Revenue Service as early as possible, and all correspondence with the IRS, including the application for the Corporation's Employer Identification Number, shall reflect such non-calendar year election.

7.07 WAIVER OF NOTICE
Any notice required by law or by these Bylaws may be waived by execution of a written waiver of notice executed by the person entitled to the notice. The waiver may be signed before or after the meeting.

ARTICLE EIGHT - ADOPTION OF INITIAL BYLAWS
The Board of Directors adopted the foregoing bylaws on March 13, 1999.

/S/ Inge L. E. Kerster Director

                              Atttested  to,  and  certified  by:
                              /S/  Inge  L.  E.  Kerster,
                              Secretary